

EXHIBIT G:
BUSINESS PLAN / PITCH DECK





VECTOR
BREWING
AND PIZZA KITCHEN

VECTOR BREWING, LLC.

BUSINESS PLAN

October 2018

CONFIDENTIALITY STATEMENT AND LEGAL DISCLAIMER

The provisions of this plan are privileged and confidential. Unauthorized reproduction or distribution of this business plan or any of its contents in any form or under any circumstances without prior written consent is prohibited. The Recipient is responsible for returning all copies of the Business Plan immediately upon request of Vector Brewing. The information contained herein is: (i) provided by the principal founders of the business and (ii) publicly available from directories, publications and websites, as mentioned in the body and the footnotes where possible or appropriate. In some cases, non-publicly available information was used, including independent research, studies or paid services from individuals and organizations. While the information set forth herein is deemed by Vector Brewing to be accurate, Vector Brewing shall not be held liable for the accuracy of or any omissions from this Business Plan or for any other written or oral communication transmitted to the Recipient and any other party in the course of its evaluation of transactions involving Vector Brewing.

The information contained in the plan will require careful scrutiny, verification and due diligence efforts from the Recipients of the plan. Any person or entity seeking to make an investment in the business should not rely on the information set forth in the plan as complete. In addition, the analyses contained herein do not claim to be appraisals of the assets, or the valuation of any entity. The business makes no guarantees regarding any benefits received from investment, nor the legal, tax or accounting effects of any transaction; and this Plan does not constitute an offer to sell, or a solicitation of an offer to buy securities. In furnishing the Business Plan, Vector Brewing undertakes no obligation to provide Recipients of the Business Plan with access to any additional information or to update this Business Plan or to correct any inaccuracies that may be contained herein. There exists substantial information with respect to the business and its future prospects, and there are a substantial number of risks associated with an investment in the business, which are not set forth in the plan.

Furthermore, the potential fulfillment of 'forward looking statements' contained in the plan are subject to change due to unexpected events, market shifts, or circumstances that cannot be known at this time. Forward looking statements are based on expectations, estimates and projections at the time the statements were made that involve a number of economic, business, and numerous risks and uncertainties which could cause actual results or events to differ materially from those presently anticipated. Forward looking statements in the plan may be identified through the use of words such as, but not exclusively to: "expects," "will," "anticipates," "estimates," "believes," or statements indicating certain actions "may," "could," or "might" occur. Such estimates and projections are subject to significant uncertainties beyond the control of Vector Brewing. Although such projections are believed to be realistic, no representations are made as to their ultimate attainability.





BEER |bi(ə)r|

noun
an alcoholic drink made from yeast-fermented malt, flavored with hops

one of the oldest and most widely consumed alcoholic drinks in the world,
and the third most popular drink overall after water and tea

a communal drink that brings people together

VECTOR |ˈvektər|

noun
a quantity having direction as well as magnitude,
especially as determining the position of one point in space relative to another

the direction or course one follows to get to a desired point

TABLE OF CONTENTS





INTRODUCTION

In 2012, Craig and Veronica Bradley began a journey into the unknown beer scene of DFW. Leaving conventional advertising behind, Craig became the fourth employee at Lakewood Brewing Co, which didn't even have beer, yet.

To say he literally built the brand from the ground up may be an understatement. From nailing wood to the walls, ripping insulation out of the ceilings, and learning all of TABC requirements, Craig quickly became an expert in running a successful brewery—even though his title never quite matched his actual job.

Meanwhile, Veronica spent weekends and many nights volunteering for Lakewood, helping sell merchandise in the August heat, writing many of the brewery's ads and labels, pouring beer, and constantly being mistaken for the real owner's wife.

Six years later, and the Bradleys are tired of being confused for the owners of Lakewood. They decided they had the knowhow and the drive, and the time was right for them to have a place of their own. After all, they've done this all before.





THE CONCEPT

Vector Brewing is a place where people can discover new flavors.
It's welcoming for families, comfortable, and friendly. Unique beers are brewed on site, and curious customers can see their next favorite chugging away in tanks or slowly maturing in barrels. Artisanal pizzas are created from scratch in our kitchen, ready to pair with your favorite beer.

Vector Brewing supports local businesses and green efforts.
We source what we can as close as we can. We are environmentally responsible, without being militant and insulting to our patrons.

Vector Brewing is a place to relax and have fun.
There are board games, sports on TV, a play area for the kids, a huge patio, and many events on the calendar. It's a place where you can catch up with your neighbor over a freshly brewed beer, glass of wine, and a one-of-a-kind pizza.

But Vector will listen to customers.
We won't be stagnant, stuck in one style only. We'll also brew classic styles and non-sour ales and lagers. If they want a hazy, juicy IPA, we'll brew one. If they yearn for a crisp, clean pilsner, our brewer will whip one up. If they desire to drink a barrel-aged porter, then we'll respond with the best barrel-aged porter in North Texas. It's all about variety and exploration, and that's what keeps people coming back. We will also cater to non-beer drinkers with a variety of wines, draft coffee, kombucha tea, bottled sodas, and typical restaurant offerings.

Vector Brewing satisfies curiosity with unique beers.
We will have a robust barrel-aging and souring program, blending science and art with beer. We want to know what happens when a beer is left to its own devices. What happens when we brew with a sense of controlled chaos?

For centuries, even thousands of years, brewers and beer drinkers have been asking and answering these questions with sour beers.

Breweries like Jester King, the Rare Barrel, and De Garde only brew and sell wild, sour beers. And they're wildly successful.

The Dallas market has nothing like this yet. Sour seekers from the Dallas area have to rely on friends to (illegally) mail them beer from other states or travel hundreds of miles to other breweries, standing in lines with a chance of getting a highly sought after bottle.

Vector Brewing is all about the community it serves.



MISSION STATEMENT

We produce great beer with direction, perspective, and purpose.

Serving as the go-to hangout for our neighbors, we aim to satisfy their adventurous taste buds with exciting, locally inspired beers and pizzas, while offering a friendly space to bring their friends and family.





THE BRAND

Approachable

Adventurous

Fun

Engaging

Genuine

Sustainable

Artisanal

Family Friendly





FINANCIAL NEEDS

$1.5M to get us comfortably off and running and cover any unexpected expenses

FUNDING BREAKDOWN

$1,200,000 via SBA loan (TFNB Your Bank for Life of McGregor, TX)

$200,000 via owner injection

$107,000 via Fundopolis crowd investing to foster community sense of ownership and loyalty

COMPANY OVERVIEW

The founding members of Vector Brewing have extensive knowledge of the DFW beer scene, having worked for Lakewood Brewing Company, one of the area's largest and fastest growing production breweries, from Day One.

They also have extensive expertise in advertising, marketing, and hospitality.

FUN FACT: One of the Vector Brewing founders posed for the iconic Temptress logo from Lakewood Brewing Company. It's up to you to figure out which founder.

OWNERSHIP BREAKDOWN

Veronica Bradley – 51%
Craig Bradley – 49%

Having Veronica own a majority share makes Vector Brewing a minority-owned business.





CRAIG BRADLEY
Co-Founder / Marketing & Front of House

An avid craft beer drinker for many years, Craig has worked on all sides of the service industry: customer, server, producer, and even marketer. With experience in the advertising world and the beer world, he has successfully built a single beer brand from the ground up without the help of an agency—a truly impressive feat.

With an inside knowledge of the local beer business, including grass-roots marketing know-how and a wealth of contacts in the industry, his insight and perspective is what forms the basis of Vector. He believes beer can be more than just a drink. It can be transformative, bringing people together.

Creative Director/Brand Manager, One-Man Marketing Team – Lakewood Brewing Co.
Garland, TX

Craig was one of the four original employees at LBC. When he wasn't creating a new brand from scratch, he was helping build the physical brewery. He tiled ceilings, painted doors, and played with a sledge hammer.

When things were up and running, he delivered beer from the back of his sedan and quickly became a well known face in the Dallas beer scene. From cleaning draft lines and kegging beer to training servers and guiding beer dinners, he's done it. He's pretty handy with a squeegee as well.

Craig knows the building requirements to get a brewery built (or what's needed to retrofit an existing space). He knows the TABC rules, regulations, and laws when it comes to what can be created, served, labeled, and distributed. When Vector is ready to expand, Craig will be ready, too.

Associate Creative Director – TracyLocke
Dallas, TX

Craig came up with creative strategies and designed award-winning work for 7-11, Texas Lottery, Tabasco, Schlage, and a handful of other large brands.

Studio Artist – DDB Dallas
Dallas, TX

Craig learned exactly what it takes to prepare images for print. The skills he learned at DDB made him a rare type of designer, saving his clients money and time when it was time to put ink to paper.

Bachelor of Fine Arts in Design Communication   May 2001
Texas Tech University – Lubbock, TX

http://craig-bradley.com

Favorite Beer Styles: Lambics, Stouts, Pilsners, IPAs ... honestly, whatever's on tap.





VERONICA BRADLEY
Co-Founder / Head of Operations

As a child, Veronica knew about the ins and outs of the hospitality industry. Her dad, a furniture manufacturer representative, would take her to construction sites and explain the importance of quality goods, how tables and chairs should be arranged, and why some restaurants are uncomfortably loud.

These and other strange lessons have served her well in the advertising industry, where she left the comfortable and predictable world of agency work and decided to work from her kitchen table. For years, she's been a well respected freelance copywriter and creative director in the DFW area.

Self Employed – Advertising Copywriter, Creative Director
Dallas, TX

What started out as a copywriting career exploded into a mobile ad agency. Veronica often manages teams of designers, Web developers, and other talented people in order to bring brands to life on screen, on paper, and even on phones. She builds websites, does photography, and has served as a spokesman for Sony's digital photography division.

Copywriter – imc²
Dallas, TX

Veronica learned the inner workings of Websites and had mastered SEO writing years before the term became mainstream. She built solid relationships with many talented people in the marketing world whom she works with today.

Copywriter – DDB Dallas
Dallas, TX

Veronica jumped into the world of regional and national brand building. Some of her biggest clients were the Texas Lottery, Tabasco Brand Pepper Sauce, American Airlines, and Omni Hotels.

Bachelor of Arts in Journalism with a Concentration in Advertising and a Minor in Marketing   August 2005
University of North Texas – Denton, TX

http://veronicabradley.com
http://veronicascamera.com

Favorite Beer Styles: Lambics, Brown ales, and the occasional Maui Coconut Porter.





TOMAS GUTIERREZ
Head Brewer / Barrel Guru / Back of House

The first time Tomas made beer, it was an experience equivalent to baking a cake from a box—a pre-measured amount of ingredients that you simply mix and cook. That wasn't good enough, so he jumped headfirst into any brewing book he could find to learn more and brew from scratch.

Now he's studying and experimenting with mixed culture fermentation, while also learning cooperage (because if you're going to age in barrels, you should know how to disassemble and reassemble them). Tomas wants to push the boundaries of beer, changing the minds of people who say they don't like it.

Brewer / Barrel Program Manager – Lakewood Brewing Co.
Garland, TX

He began his career at Lakewood as a humble packaging tech, but his thirst for beer knowledge lead him up the Lakewood ladder. He worked many different positions--learning the importance of sanitizing equipment, filtering, quality control, and the science of brewing--until he landed the coveted role of Lead Brewer and Barrel Program Manager.

Bartender – Craft & Growler
Dallas, TX

Bartenders do way more than just pour drinks. Tomas considered himself a customer service specialist. He also managed inventory, kept the place clean, and learned about merchandising.

Bartender / Beer Buyer – Whole Foods Market
Addison, TX

The new store needed help with their beer program, and Tomas was ready to run with it. He also served as a bartender in one of the newest hot spots to have a brew in the Metroplex--the grocery store.

Executive Overview of Brewing Process, Siebel Institute of Brewing Technology
Concise Course in Brewing Technology, Siebel Institute of Brewing Technology
More to come

Favorite Beer Styles: Saisons, Lambics, Pilsners, and a hearty Weizenbock



ORGANIZATIONAL CHART

TOMMY

BREWING · BACK OF HOUSE

ASST. BREWER/ LAB TECH

12-18 months after open

CRAIG

MARKETING · FRONT OF HOUSE

TAPROOM MANAGER

| BARTENDER/ SERVER | BARTENDER/ SERVER | BARTENDER/ SERVER | BARTENDER/ SERVER |

VERONICA

OPERATIONS · EVENTS

KITCHEN STAFF










THE EVOLVING BEER SCENE IN DFW AND ACROSS THE COUNTRY

With more than 6,300 breweries operating during 2017, small and independent craft brewers represent 12.7 percent market share by volume of the overall beer industry. In 2017, craft brewers produced 25.4 million barrels, and saw a 5% rise in volume on a comparable base and an 8% increase in retail dollar value. Retail dollar value was estimated at 26.0 billion, representing 23.4% market share.

"Beer lovers are trending toward supporting their local small and independent community craft breweries." – Bart Watson, Chief Economist - Brewers Association

Watson, Bart (2018, March 27). SMALL AND INDEPENDENT BREWERS SEE SUSTAINED GROWTH IN 2017. Retrieved March 27, 2018, from https://www.brewersassociation.org/press-releases/small-and-independent-brewers-see-sustained-growth-in-2017/?utm_source=informz&utm_medium=email&utm_campaign=default&_zs=JjeoB1&_zl=iQWN4

Numbers:



Dallas Fort Worth Let's Talk Craft Beer 5,877 members (October 2, 2018)

Texas Let's Talk Craft Beer 11,190 members (October 2, 2018)

American Craft Beer Week 67,496 likes (October 2, 2018)

Great American Beer Festival 67,755 likes (October 2, 2018)

Craft Beer. Not just for beer snobs anymore!

More craft beer taps appearing in restaurants, bars, and even retailers such as Starbucks, Whole Foods, and Kroger.





BREWPUB VS. BREWERY

"I think craft beer becoming more localized and fewer breweries trying to be everything to everyone is a good thing." – Jeffrey Stuffings, Jester King Brewery

Natalya. (2016, February 04). New Year, New Beer: What's Next with Jeffrey Stuffings of Jester King.
Retrieved March 02, 2016, from http://watsonscorner.beer/2016/02/04/new-year-new-beer-whats-next-withjeffrey- stuffings-of-jester-king/

So, why choose the brewpub format over putting your beer into other restaurants and retail outlets such as groceries? Competition in the market is getting fierce, with less and less space on store shelves and on tap walls. Many wonder if there's a "beer bubble" in Dallas, but we argue that over-saturation isn't a problem as the market matures. Breweries will always have their place, but not everyone wants to enjoy their beer in a large warehouse in an industrial strip of town when looking for a nice day out.



[redacted] ▸ Lake Highlands School Moms
5 hrs ·
Is there a fun brewery (besides [redacted]) where you can go with a group of 20 or so on a Saturday night to drink and hang out? Maybe order in some pizzas? Not necessarily a private room, but would be open to that.

Current Texas laws work against production breweries, including the inability to sell beer to-go or sell other beverages on-site, like wine and cider. As a brewpub, we can serve our own beer and cater to wine drinkers, and we can decide to distribute later if we want to. We can act as that third space in the community where our guests can enjoy a beer and a bite to eat with friends, while doing so in a comfortable, inviting space. The taproom model is the new era of breweries in Texas.

"There are a growing number of community gathering places where beer is the predominant beverage and is celebrated with proper glassware, clean draught lines, and knowledgeable servers ... comparing on vs off-premise trends suggests that on-premise isn't part of the problem. It's part of the solution." – Bart Watson, Chief Economist - Brewers Association

(2018, March 02). Tasting Rooms are Part of the Solution by Bart Watson
Retrieved March 21, 2018, from https://www.brewersassociation.org/insights/tasting-rooms-part-solution/







CRAFT BEER SALES & PRODUCTION STATISTICS - 2017

TEXAS
FIND A BREWERY ▸
STATE LAWS ▸
251
Craft Breweries
(RANKS 5TH)
1.3 Breweries per Capita*
(RANKS 46TH)
*per 100,000 21+ Adults
ECONOMIC IMPACT
4,540
Million Economic Impact
238.92
Impact per Capita
PRODUCTION
1,156,536
Barrels of Craft Beer Produced per Year
1.8
Gallons per 21+ Adult
NUMBER OF CRAFT BREWERIES OPERATING PER YEAR
300
200
100
0
2011 2012 2013 2014 2015 2016 2017

CALIFORNIA
FIND A BREWERY ▸
STATE LAWS ▸
764
Craft Breweries
(RANKS 1ST)
2.6 Breweries per Capita*
(RANKS 22ND)
*per 100,000 21+ Adults
ECONOMIC IMPACT
7,345
Million Economic Impact
262.73
Impact per Capita
PRODUCTION
3,285,525
Barrels of Craft Beer Produced per Year
3.5
Gallons per 21+ Adult
NUMBER OF CRAFT BREWERIES OPERATING PER YEAR
800
600
400
200
2011 2012 2013 2014 2015 2016 2017

Retrieved May 20, 2018, from https://www.brewersassociation.org/statistics/by-state/



DALLAS/FORT WORTH LIKES TO EAT AND DRINK

Dallasites spend more of their income on eating out and drinking out than people in any other metropolitan area in the U.S.

- Over 6% of annual income on restaurants.
- Over 1% of annual income spent on alcohol.

"Aside from bragging rights, This is awesome news for Dallas diners, especially if restaurateurs and other small business owners are thinking about taking the plunge with a new idea in our area. Restaurateurs with solid ideas know that Dallas is a place where the dining public isn't afraid of giving them a shot, and that means more new restaurants for all of us. Bars, too."

Reitz, S. (2015, September 17). People in Dallas Spend the Most on Booze and Food.
Retrieved March 02, 2016, from http://www.dallasobserver.com/restaurants/people-in-dallas-spend-the-most-on-booze-and-food-7594393

$68,275,639 was spent in Dallas bars, music venues, hotels, restaurants and
event spaces just in August of 2018. Not any of the surrounding cities or suburbs—Dallas proper.

Graves, C. (2018, October 2). Central Track // BAR RAISED: DALLAS SPENT $68 MILLION ON BOOZE IN AUGUST '18.
Retrieved October 2, 2018, from https://www.centraltrack.com/bar-raised-dallas-spent-68-million-on-booze-in-august-18/



MARKET OVERVIEW

Dallas is a great place to open restaurants, bars, and pubs.
Cost of land is inexpensive compared to other major markets.

The desire exists for casual craft beer places that also cater to wine drinkers and non-drinkers.

http://bizbeatblog.dallasnews.com/2015/09/dallas-fort-worth-spends-more-on-eating-out-and-booze-than-anywhere-in-us.html/







ABOUT DALLAS

https://www.census.gov/quickfacts/fact/table/dallascitytexas/PST045216#viewtop
US Census Data: July 2016

Population: 1,317,929

Dallas Employment Information:
- Income per capita $26,185
- Median household income $45,215
- Median household income, owner-occupied $62,070
- Median household income, renter-occupied $32,241
- Median earnings male $28,564
- Median earnings female $25,322
- Unemployment rate (2013) 6.1%

Location:
The Dallas/Fort Worth metropolitan area has a population of 7.4 million people.
Dallas is 20 minutes from DFW International Airport and five minutes from Love Field Airport.

Quality of Life:
Dallas has over 21,000 acres of developed park land in 406 park sites.
The parks contain 17 separate lakes, including White Rock and Bachman lakes, which span a total of 4,400 acres.
White Rock Lake Park is the largest urban park in the country, which is bigger than Central Park in New York City.

Pro-Business/Pro-Growth City:
Dallas offers low property taxes. Texas is a non-union state with no state income tax.

The city is the largest economic center of the 12-county Dallas/Fort Worth/Arlington metropolitan area, which had a population of 6,810,913 as of July 1, 2013.

The metropolitan economy is the sixth largest in the United States, with a 2012 real GDP of $420.34 billion.

In 2013 the metropolitan area led the nation with the largest year-over-year increase in employment and advanced to become the fourth-largest employment center in the nation—behind New York City, Los Angeles and Chicago—with more than three million non-farm jobs.

In 2013, Dallas was rated as a "beta plus" world city by the Globalization and World Cities Study Group & Network.

Dallas is also ranked 14th in world rankings of GDP by the Organization for Economic Co-operation and Development.

The city's economy is primarily based on banking, commerce, telecommunications, computer technology, energy, healthcare and medical research, and transportation and logistics.

The city is home to the third-largest concentration of Fortune 500 companies in the nation.






TARGET CUSTOMER

Primary:
- Both urban and suburban residents - neighborhoods include Lake Highlands, University Park, Preston Hollow, Lakewood
- Both Male & Female - 25-60 years old
- Young families in surrounding neighborhoods
- Knowledgeable beer and wine drinkers who know what they like
- Pizza lovers of all ages
- Higher education and slightly higher income levels
- Geographically concentrated

Secondary:
- Casual beer drinkers
- Friends and family of beer drinkers
- The after-work crowd

Almost 75% of legal drinking age adults live within 10 miles of a brewery.

DEMOGRAPHICS

- 49% of Millennials say that craft beers appeal to them, which is the largest percentage of any target demographic.
- All trends point towards increasing diversity.
- More young women (21-34) coming into craft beer; account for 15% of total craft volume.
- More geographic diversity.
- The bottom 60% of households (by income) now consume 40% of craft volume. Craft is no longer seen as a drink for the affluent, but rather an "affordable luxury."
- Increased growth with Hispanics, with 38% reporting they drink craft at any time.
- 84% of craft beer consumers say they choose their beer depending on the season.
- The discovery of new beers is a popular activity for 93% of people who prefer to drink craft beer.
- Authenticity matters to Millennial drinkers. The craft drinker wants to feel a connection to what's in their glass.



COMPETITION

No business like this currently exists in the Lake Highlands area. That being said, our main competition exists in neighboring zip codes. It goes without saying that we will compete with other bars, breweries, and restaurants, but we're also competing against people's home patios, friend's houses, and couches.



Oak Highlands Brewing Company
Location: industrial warehouse district of Lake Highlands
Production brewery - packaging
Limited food options (BBQ)
Promotes themselves as family friendly. Hosts family days in conjunction with Lake Highlands Y.M.C.A.
Beer brewed on site, only OHB beer served (TABC law)
Caters to neighborhoods close to Garland, like Lake Highlands.
Can only serve on premise, no off-premise sales.



Lakewood Brewing Company
Location: industrial warehouse district of Garland
Large production brewery - packaging
Limited food options (food truck)
Kids are allowed, but no child-centered activities to incentivize families to come.
Beer brewed on site, only LBC beer served (TABC law)
Large, shaded outdoor beer garden in the back
Can only serve on premise, no off-premise sales.



Braindead Brewing Company
Location: Deep Ellum, Dallas
Brewpub with large patio.
Beers brewed on-site.
True brewpub with on-site kitchen. Has kid menu.
Caters to singles in the Uptown, Deep Ellum, and Downtown areas.
Very limited paid parking.
Serves both house beer and guest taps, wine.



Civil Pour
Location: The Hill on Walnut Hill and 75, Dallas
Craft beer and coffee.
Nice selection of beers, artisanal coffees, and quick, good food (paninis, sandwiches, muffins)
Growler fills available
Caters to both young professionals and suburban families
Located at The Hill - a new and growing development with multiple restaurants and stores nearby.



STRATEGY AND IMPLEMENTATION

Hours
Sunday – Thursday: 11:00am - 11:00pm
Friday – Saturday: 11:00am - 12:00am
*Kitchen closes one hour before closing.

MARKETING PLAN

ATTEND KEY BEER-RELATED EVENTS:
• Big Texas Beer Festival in April
• Texas Craft Brewers Festival in Austin in September
• Plus be active during American Craft Beer Week (May) and North Texas Beer Week (Nov)
• Align ourselves with a local charities/causes

ZIP CODE-TARGETED POSTCARDS:
Come in and your first beer's free
Invitation to opening week festivities, soft opening

LOCAL PUBLICATIONS AND MEDIA
• Lake Higlhands Advocate (https://lakehighlands.advocatemag.com/2018/10/vector-brewing-at-lakeridge-village-delicious/)
• Local Radio (1310 The Ticket) and Podcasts
• Nextdoor

DIGITAL CAMPAIGNS
• Do214
• Central Track
• Facebook and Instagram-sponsored posts

CROSS-PROMOTIONS
• Dallas Arboretum
• Local businesses

HOW TO GET PEOPLE IN THE DOOR
Grassroots marketing and word of mouth is our best weapon. We're active and visible in our community and becoming more so every day.

SPONSOR LOCAL EVENTS AND ORGANIZATIONS:
• Run the Highlands, Light Up the Highlands, Lake Highlands Oktoberfest, Fourth of July parade, local school and PTA fundraisers and parties

JOIN LOCAL ORGANIZATIONS, CLUBS:
• Lake Highlands Junior Women's League, Exchange Club of Lake Highlands, Lake Highlands Chamber of Commerce

ALSO:
• Send swag to well known movers and shakers in the community
• Share our construction/first brews with future fans via social media. Then keep the relationship going after Opening Day.
• Vector Brewing newsletter
• Have local influencers, investors, and partners seed social media group conversations









LOCATION

Lakeridge - Walnut Hill & Audelia - Lake Highlands

The Lake Highlands community is at the heart of the East Dallas surge.
While the neighborhood has seen an influx of higher incomes, higher demand and subsequently higher home values, the quality of retail has been lagging behind.

First opened in 1965, Lakeridge has taken many forms over the last five decades. But Lakeridge is about to return to its roots. In the Summer of 2018, Lakeridge will undergo a redevelopment that will help it return to its roots as an architectural gem that serves as the centerpiece of activity for the Lake Highlands community. The restoration will reveal the real charm of East Dallas.

Development plans include incorporating natural materials, updated architecture, landscaping and critical neighborhood amenities to appropriately capture the immediate trade. Focused on quality dining options, boutique fitness, better quick serve, neighborhood services and daily needs are just a few of the targeted retail categories. Vector Brewing aims to be the local beer & wine destination in the center – or as we like to think of it, the heart of Lakeridge.

Retrieved March 4, 2018, from http://shopcompanies.com/properties/lakeridge

Advantages:
Close proximity to major roads (ie. Walnut Hill, Northwest Highway, Skillman)
DART rail less than a mile away
Nearby affluent neighborhoods
Not a lot of competition in the area
High interest from surrounding neighborhood





Mash Tun

THE BREWERY

7bbl, 2 vessel brewhouse
3 - 7bbl stainless fermenters
2 - 7bbl stainless horizontal fermenters
2 - 3.5bbl stainless fermenters
1 - 7bbl brite tank
1 - 7bbl oak foeder
30+ - wine/spirit barrels

We will operate on a 7bbl brewhouse, with the ability to produce multiple small batch beers with a quick turnaround. This gives us the flexibility to brew more often while consistently keeping our taps full. We'll have a variety of fermentation options, from stainless steel fermenters to oak foeders and barrels, giving us a range of beers to experiment with. We'll have a separate area designated for our sour program, insuring there's no cross contamination between our "clean" beers and wild beers.

Advantages:
- Wide variety of beers with instant feedback
- Consistent quality with a solera system in place
- Smaller footprint
- Ability to grow and expand production and business





THE BEERS

In addition to traditional styles that are palatable to the masses, we want to create boundary-pushing styles of beer that make people take notice. From spontaneously fermented sours and wild ales to hop heavy IPAs, we want to create beers for people who appreciate the artistry and time great beer takes.

The advantage of a brewpub is that we have the ability to create many different styles of beer throughout the year without restraint. We can brew what we want, when we want. We can explore, experiment, and collaborate - exactly what the craft consumer is asking for. Incorporating foeders, large wooden vessels, and a variety of wine and spirit barrels to age our beers in will further make us stand out in the increasingly crowded marketplace.

Although we don't plan on having flagship beers that are brewed over and over again, we will have a few staple styles on tap week after week, some of which may include:

- Berliner Weisse
- Pilsner
- American Light Lager
- India Pale Ale
- Brett Saison
- Stout

We will also incorporate a solera system with our two sour base beers – a golden sour and a dark sour. This will make a much more consistent product down the line, and allow for one-off experiments and additions to the tap list. Since sours take much more time to develop, we don't plan on having these beers available for months after we open, quite possibly up to a year after opening.

Many of our sour and wild beers will be available by the bottle only, with only a small percentage available on draft. Our sour beers will also be served via decanter, elevating the guest experience and enhancing the beer's qualities.





NON-BEER OFFERINGS

For those who want all of the aesthetics of a local brew pub, but don't necessarily enjoy drinking beer (yet) or drinking alcohol, we will offer other beverages.

A curated, rotating selection of bottled wines including:
- Reds - Pinot Noir, Cabernet Sauvignon, Granache, Tempranillo, Malbec, Merlot, Shiraz
- Whites - Chardonnay, Sauvignon Blanc, Riesling, Pinot Grigio
- Rosé, Prosecco, Champagne
- Natural Wines

A rotating tap of ciders

Noble Coyote Coffee Roasters nitro cold brew coffee on tap

Kombucha tea on draft

Bottles of craft sodas including root beer, ginger beer, colas, and more

Juice, sparkling water, flat water, and maybe milk (for the little kids)







THE FOOD

Nothing pairs with a great glass of beer better than delicious pizza. We will offer both classic and unique artisanal pizzas, fresh salads, and simple, customizable food boards and appetizers so our customers get exactly what they want. We take our pizza as serious as our beer, sourcing as many high-quality ingredients from local vendors and farmers. From traditional crust to whole wheat beer crust (incorporating our spent beer grain) to a gluten free option, there will be something for everyone.

Potential pizzas include:

Classics
Margherita, Pepperoni, The Works, Veggie

Signature
BBQ Brisket (feat. One90 BBQ), Nashville Hot Chicken, Cuban, Breakfast

We'll also feature a rotating, experimental pizza selection based on what's in season or what our pizza team feels like making. There will also be a Build-Your-Own option, as well as selections tailored for kids.

Salads, Small Plates & Boards
Vector House Salad, Caesar Salad, Cheese board, Cheese & Charcuterie Board, House-made Pretzel w/ mustard, Boiled peanuts, Hummus & Chips, Pickled Veggies







STAFFING

At Vector Brewing, service is of utmost importance. We welcome all types of beer lovers, whether you're an experienced sour head or a novice to craft beer. Our staff will be trained on both our beers and pizzas, and will be able to direct guests to just the right selection for their taste. We'll hold monthly training sessions and bar meetings to ensure this level of excellence is maintained. A sense of urgency with an aim to please will be our number one goal. Other requirements for our staff include:

- Certified Beer Server in Cicerone Certification Program (Vector will reimburse)
- Draft Quality Training - each staff member will be trained how to properly clean beer lines and troubleshoot draft issues
- All staff, from bartenders to cooks, will spend a day with our brewer, learning about the brewing process
- A consistent appearance will be required, with custom aprons for the staff (Vector will split the cost with employees)

Being a small brew pub, our crew will be tight-knit with a company culture that's reflected in the product we make. We're a team, and we'll work as one to build each other up. By treating our staff with respect, paying them a fair wage, and enjoying this industry together as a family, we'll make Vector a truly welcoming place for both our guests and our staff.





PRICING & PROMOS* *Subject to change

Draft Beers	$2-$2.50 4oz pour, $4-$5 10oz pour, $6-$8 16oz pour
Bottled Sours	$14-$16
Crowlers	$8-12
Growlers	$8-12 32oz pour, $14-$16 64oz pour
Wine	$9-$12 a glass
Cider	$5 10oz pour, $7 16oz pour
Sodas	$3 bottle
Draft Coffee	$4
Kombucha Tea	$4
Cheese Boards	$12-$14
Salads	$5 small, $9 full size
Pizzas	$7-$8 10", $13-$15 14", $17-$19 16"

LUNCH SPECIAL - Daily from 11am - 2pm
10" Classic Pizza, side salad, and non-alcoholic drink - $12
(Upgrade to any beer and get $2 off beer price)

TO-GO SPECIAL - Daily
10" Classic Pizza and 32oz. Crowler fill of beer – $15
(Subject to select beers)

FIRE SALES/HAPPY HOURS
Announce happy hours to get people in the door on slow nights
Specials on small apps and boards during happy hours

THEMED NIGHTS:
• Rotating Keep-the-Glass Nights
• Foeder Fridays
• Weekly Game/Trivia Night
• Live Music in the Beer Garden/Patio
• Board Games
• Air Band Competition
• Adult Spelling Bees
• Bring Your Own Vinyl nights

GRAND OPENING
Give away prizes. Must be present to win.



BEFORE WE OPEN

We are getting our beers into the community, sharing with friends, and collecting feedback. By working on potential pilot recipes now, we can start gauging what the community is excited about, what beers they love, and what doesn't work.

One of our biggest advantages is that we can get face-to-face feedback and reactions with our next brew. This will remain the case once we're open.

We'll take the necessary time to train our staff properly, going over SOP for beer service, beer education, draft training, food handling and preparation, and guest expectations. If it takes us a little longer to make it right from the beginning, so be it. We're dedicated to the best customer experience possible.

The week leading up to our soft open we'll have some invite only, family and friend nights as well as a night for our community members who have been so integral to our opening.



PERK CLUBS

One way to build brand loyalty is create an exclusive, members-only club at the brewery.
We sell the limited number of memberships in exchange for swag and exclusive perks.

*The details and price level for each membership may change. These memberships may
not be offered until a few months after opening.

TIER 1 – "OG (Original Gravity) SOCIETY"
Limited to first 50 people
In it until you stop renewing annually
Waiting list



- Personal Teku glass with member's number that resides at the bar
- 20% off house beers
- 20% off growler/crowler fills
- 1 complimentary crowler fill of your choice, each month
- Custom OG members-only growler
- T-shirt
- Souvenir tulip glass
- First access at purchasing up to 3 bottles of each release
- 20% off merch
- Early access to special events
- Private, OG Society members-only party
- Complimentary beer on your birthday
- Vector sticker
- Membership card/#
- Membership newsletter

$495 initially
$250/year to renew

TIER 2 – "MAGNITUDE SOCIETY"
Limited to 100 people to start
In it until you stop renewing annually
Will potentially grow in size down the road



- 10% off house beers
- 10% off growler/crowler fills
- Swing top 32 oz. Vector Brewing growler
- T-shirt
- Souvenir tulip glass
- First access at purchasing up to 2 bottles of each release
- 10% off merch
- Early access to special events
- Complimentary beer on your birthday
- Vector sticker
- Membership card/#
- Membership newsletter

$150 initially
$100/year to renew



FIRST YEAR GOALS

- Sell 500 barrels of beer in the first 12 months of operation.
- Have two positive write ups and review with DFW beer/food journalists.
- Get 2,000 followers on Instagram.
- Establish brand within the community.
- Be published in one of the industry trade magazines.
- Get on the local news.

Is 500 barrels possible within the first year?
2014 - Worthy Brewing in Oregon produced 9,300 barrels in their second year.
2014 - Pizza Port in Carlsbad, California produced 65,000 barrels.
2014 - Wicked Weed in Asheville, North Carolina produced 4,897 barrels.
2014 - Pint House Pizza in Austin, Texas produced 855 barrels.
2014 - Jester King in Austin, Texas produced 1,394 barrels.
2015 - Braindead Brewing in Dallas, Texas sold 450 barrels in their first 12 months.

TWO+ YEARS FROM OPENING:
Sell 750 barrels of beer in the second 12 months of operation.
Increase production annually.

FIVE+ YEARS FROM OPENING:
Open a second location.



Income Statement

VECTOR BREWING
2020 (March - December)

Financial Statements in U.S. Dollars

Revenue

Gross Sales	1,310,400
Beer (416 bbls)	*524,160*
Food	*786,240*
Not included: Wine, non-alcoholic, seltzer, merchandise	
Less: Sales Returns and Allowances (2%)	26,208
Net Sales	**1,284,192**

Cost of Goods Sold

Beginning Inventory		
Add:	Beer Ingredients	70,000
	Food Ingredients	200,000
	Brewer, Cook Pay	220,000
Inventory Available		490,000
Less: Ending Inventory		
Cost of Goods Sold		**490,000**
Gross Profit (Loss)		**794,192**

Expenses

Advertising	8,000
Employee Benefit Programs	8,000
Insurance	8,000
Legal and Professional Fees	1,500
Licenses and Fees	2,000
Rent	120,800
Repairs and Maintenance	5,000
TABC/TTB	4,020
Telephone, Internet	4,000
Utilities	30,000
Wages	200,000
SBA Loan Repayment	150,000
Misc. (Napkins, mops, chemicals, etc.)	25,000
Total Expenses	**566,320**
Net Operating Income	**227,872**

Other Income

Gain (Loss) on Sale of Assets	
Interest Income	
Total Other Income	**0**
Net Income (Loss)	**227,872**



Income Statement

VECTOR BREWING
2021 (Jan - December)

Financial Statements in U.S. Dollars

Revenue

Gross Sales	2,205,200
Beer (700 bbls)	*882,200*
Food	*1,323,000*
Not included: Wine, non-alcoholic, seltzer, merchandise	
Less: Sales Returns and Allowances (2%)	44,104
Net Sales	**2,161,096**

Cost of Goods Sold

Beginning Inventory	
Add: Beer Ingredients	86,400
Food Ingredients	247,200
Brewer, Cook Pay	242,000
Inventory Available	575,600
Less: Ending Inventory	
Cost of Goods Sold	**575,600**
Gross Profit (Loss)	**1,585,496**

Expenses

Advertising	12,000
Employee Benefit Programs	14,400
Insurance	14,400
Legal and Professional Fees	1,500
Licenses and Fees	2,000
Rent	184,824
Repairs and Maintenance	5,000
TABC/TTB	7,236
Telephone, Internet	4,800
Utilities	36,000
Wages	220,000
SBA Loan Repayment	180,000
Misc. (Napkins, mops, chemicals, etc.)	25,000
Total Expenses	**707,160**
Net Operating Income	**878,336**

Other Income

Gain (Loss) on Sale of Assets	
Interest Income	
Total Other Income	**0**
Net Income (Loss)	**878,336**



Income Statement

VECTOR BREWING
2022 (Jan - December)

Financial Statements in U.S. Dollars

Revenue

Gross Sales	2,362,500
Beer (750 bbls)	*945,000*
Food	*1,417,500*
Not included: Wine, non-alcoholic, seltzer, merchandise	
Less: Sales Returns and Allowances (2%)	47,250
Net Sales	**2,315,250**

Cost of Goods Sold

Beginning Inventory		
Add:	Beer Ingredients	92,448
	Food Ingredients	264,504
	Brewer, Cook Pay	266,200
Inventory Available		623,152
Less: Ending Inventory		
Cost of Goods Sold		**623,152**
Gross Profit (Loss)		**1,692,098**

Expenses

Advertising	12,000
Employee Benefit Programs	17,280
Insurance	17,280
Legal and Professional Fees	1,500
Licenses and Fees	2,000
Rent	188,520
Repairs and Maintenance	5,000
TABC/TTB	7,670
Telephone, Internet	4,800
Utilities	36,000
Wages	242,000
SBA Loan Repayment	180,000
Misc. (Napkins, mops, chemicals, etc.)	25,000
Total Expenses	**739,050**
Net Operating Income	**953,048**

Other Income

Gain (Loss) on Sale of Assets	
Interest Income	
Total Other Income	**0**
Net Income (Loss)	**953,048**



Income Statement

VECTOR BREWING
2023 (Jan - December)

Financial Statements in U.S. Dollars

Revenue

Gross Sales	2,409,750
Beer (750 bbls)	*963,900*
Food	*1,445,850*
Not included: Wine, non-alcoholic, seltzer, merchandise	
Less: Sales Returns and Allowances (2%)	48,195
Net Sales	**2,361,555**

Cost of Goods Sold

Beginning Inventory		
Add:	Beer Ingredients	92,448
	Food Ingredients	264,504
	Brewer, Cook Pay	279,510
Inventory Available		636,462
Less: Ending Inventory		
Cost of Goods Sold		**636,462**
Gross Profit (Loss)		**1,725,093**

Expenses

Advertising	12,000
Employee Benefit Programs	20,390
Insurance	20,390
Legal and Professional Fees	1,500
Licenses and Fees	2,000
Rent	192,288
Repairs and Maintenance	5,000
TABC/TTB	7,670
Telephone, Internet	4,800
Utilities	36,000
Wages	261,360
SBA Loan Repayment	180,000
Misc. (Napkins, mops, chemicals, etc.)	25,000
Total Expenses	**768,398**
Net Operating Income	**956,695**

Other Income

Gain (Loss) on Sale of Assets	
Interest Income	
Total Other Income	**0**
Net Income (Loss)	**956,695**



Income Statement

VECTOR BREWING
2024 (Jan - December)

Financial Statements in U.S. Dollars

Revenue

Gross Sales	2,457,000
Beer (750 bbls)	*982,800*
Food	*1,474,200*
Not included: Wine, non-alcoholic, seltzer, merchandise	
Less: Sales Returns and Allowances (2%)	49,140
Net Sales	**2,407,860**

Cost of Goods Sold

Beginning Inventory		
Add:	Beer Ingredients	92,448
	Food Ingredients	264,504
	Brewer, Cook Pay	293,486
Inventory Available		650,438
Less: Ending Inventory		
Cost of Goods Sold		**650,438**
Gross Profit (Loss)		**1,757,422**

Expenses

Advertising	12,000
Employee Benefit Programs	26,730
Insurance	26,730
Legal and Professional Fees	1,500
Licenses and Fees	2,000
Rent	196,128
Repairs and Maintenance	5,000
TABC/TTB	7,670
Telephone, Internet	4,800
Utilities	36,000
Wages	274,428
SBA Loan Repayment	180,000
Misc. (Napkins, mops, chemicals, etc.)	25,000
Total Expenses	**797,986**
Net Operating Income	**959,436**

Other Income

Gain (Loss) on Sale of Assets	
Interest Income	
Total Other Income	**0**
Net Income (Loss)	**959,436**



EQUIPMENT COSTS

Item	Qty	Cost	Total
Brewery			
Deutsche 7bbl Brew House	1	65,000.00	65,000.00
Noritz NCC1991-DVLP 199,900 BTU Commercial Condensing Tankless Water Heater	1	1,600.00	1,600.00
Insulated Heat Box - Indirect Fire	1	9,750.00	9,750.00
DUR Siemens Control Pkg	1	18,500.00	18,500.00
Grist Case	1	6,500.00	6,500.00
Grain Auger	1	5,000.00	5,000.00
15bbl CLT	1	11,925.00	11,925.00
7bbl Jacketed Uni-tank	3	6,875.00	20,625.00
3.5bbl Jacketed Uni-tank	2	5,050.00	10,100.00
7bbl Brite Tank	1	6,625.00	6,625.00
7bbl Horizontal Lager Tank	2	6,875.00	13,750.00
7bbl Serving Tank	6	4,425.00	26,550.00
7bbl Standard Foeder	2	9,120.00	18,240.00
Cellar Temp Control	6	299.00	1,794.00
Cellaring Package	1	6,500.00	6,500.00
6x6 Sasquatch Mill	1	7,974.43	7,974.43
550gal Hoover Fermentation Tote	1	5,508.00	5,508.00
CIP Cart	1	9,000.00	9,000.00
.5bbl Brink	3	350.00	1,050.00
Reverse Osmosis Water Treatment System	1	8,000.00	8,000.00
Premier 2-Station Semi Auto Keg Washer	1	14,950.00	14,950.00
Project Engineering & Install	1	6,500.00	6,500.00
Zahm & Nagel	1	1,525.00	1,525.00
Barrel Washing Stand	1	350.00	350.00
Bulldog	1	395.00	395.00
3 Compartment Sink	3	400.00	1,200.00
Walk-in Cooler - 30'x15'	1	16,000	16,000.00
7H Dual Stage Glycol Chiller	1	21,905.00	21,905.00
Kegs (New - Gopher)	50	90	4,500.00
Crowler machine	1	3,900.00	3,900.00
Crowler cans - pallet of 2400	1	1,032.00	1,032.00
6 Head Gravity Bottle Filler	1	1,795.00	1,795.00
Magliner Dolly	2	250.00	500.00
Pallet Jack	1	300.00	300.00
Straddle Stacker	1	2,600.00	2,600.00

Lab			
Microscope	1	700.00	700.00
pH/DO Meter	1	600.00	600.00
Pressure Cooker Autoclave	1	500.00	500.00
Microbiology Supplies / Plates	1	750.00	750.00
Labware	1	750.00	750.00
Safety			
Shower w/ Eyewash	1	690.00	690.00
Secondary Eyewash Station	1	35.00	35.00
Eyewash Sign	1	17.00	17.00
First Aid Kit	1	56.00	56.00
Misc. Safety items	1	300.00	300.00
Kitchen Equipment			
4 Burner Gas Range w/ 36" Griddle and 2 Lower Ovens	1	4,000.00	4,000.00
54" 2 Door Refrigerator	1	2,500.00	2,500.00
Warmer Drawers	1	1,450.00	1,450.00
Double Convection Oven	1	5,000.00	5,000.00
72" Refrigerated Prep Table	1	2,300.00	2,300.00
2 Basket Gas Fryer	1	3,000.00	3,000.00
Stainless Steel Prep Table	1	300.00	300.00
Meat Slicer	1	700.00	700.00
Commercial Dishwasher	1	6,200.00	6,200.00
Bar Equipment			
Dishwasher	1	3,250.00	3,250.00
Icemaker	1	2,250.00	2,250.00
Taps			
		TOTAL	366,791.43



RISKS

1. As with any industry, the craft beer segment has begun to show signs of slowing down after 7 years or so of explosive growth. There's always a risk of over saturation or what many think of as the "craft beer bubble" bursting, but we're poised for the right kind of saturation and overall success.

2. We face substantial competition from breweries, bars, and restaurants that serve craft beer, and our inability to compete effectively could adversely affect our sales and results of operations.

3. Construction costs commonly go over the estimated budget, especially in the Dallas area. We can't guarantee that the current budget set for construction and buildout will be 100% accurate.

4. Construction permitting is never easy. As with construction costs, unforeseen permits during the initial construction phase could be higher than we planned.

5. Material costs and raw goods also often fluctuate as well. While we grow as a company and begin to produce more and more product, the supply of key raw ingredients, such as hops, barley, and yeast will also grow. Furthermore, as we begin to package beer for sale from our taproom, packaging materials will also weigh in on that cost.

6. Staffing is always a challenge at any service-oriented business. Vector Brewing is dependent on its management, founders, and staff to execute its business plan to reach the goals set forth. Having to rehire and retrain key staff can be costly and could potentially have an adverse effect on the brewery. The loss of key personnel, through untimely death, firing, or leaving the brewery for other reasons, could potentially have an adverse effect on the brewery and its business, thus an effect on our financial results and on your investment.

7. Any unforeseen disaster (e.g., fire, flooding, or industrial accident) at the brewery could result in a disruption in brewing operations and normal service at the taproom, resulting in a material adverse effect on the brewery. If shutdown for any prolonger period of time, this could have an adverse effect on our financial results and on your investment.

8. Mixed culture, sour, and wild beers are time consuming and require attention. From barrel cooperage and racks to storage space, our sour beer program will take up a considerable amount of capital. These particular beers are also highly unpredictable and could result in loss of product due to unforeseen conditions or factors detrimental to the beer. However, we view these risks as a necessary evil in order to achieve the results we're looking for in our beers.

9. The Texas government may have an impact on how we do business. Texas operates on a three-tier system that highly favors distributors. Thus, many view the state of Texas as "unfriendly" to craft brewers by limiting how much they can grow and how they can operate. Additionally, the uncertain nature of the Texas alcoholic beverage code can make things difficult for breweries in this state. However, brewpubs (which Vector will operate as) are on the same level as restaurants and retailers, which allows us to serve both on-site in our taproom and to-go (growlers, bottles, etc), which we feel is the best solution for our business.

10. Any projections of future performance provided to you may prove to be incorrect. The financial projections of Vector Brewing and projections relating to the future market are based upon current assumptions of future events and conditions which the brewery believes to be reasonable as of the date thereof, but which are inherently uncertain and unpredictable. The assumptions may prove to be incomplete or incorrect and unanticipated events and circumstances may occur. Because of such uncertainties, and the other risks outlined herein, the actual results of the brewery's future operations can be expected to be different from those projected, and such difference may be material and adverse. Potential investors should consider the projections in light of the underlying assumptions, reach their own conclusions as to the reasonableness of those assumptions and evaluate the projections on the basis of that analysis.



LEGAL NEEDS

The following documents and/or permits have been obtained or are in the process of being obtained:

LLC   [X]   Obtained
EIN   [X]   Obtained
EFIN   [X]   Obtained
Trademark of Vector Brewing   [X]   Obtained

Brewer's Permit, TTB   [X]   Obtained
Brewpub Permit (BP), TABC   [X]   Obtained
Wine & Beer Retailers Permit (BG), TABC   [X]   Obtained
Private Carrier's Permit (O), TABC   [X]   Obtained
Food & Beverage Certificate (FB), TABC   [X]   Obtained

Certificate of Occupancy   [ ]   February 2020

THANK YOU

We appreciate the time you have spent and your serious consideration of joining us on this endeavor.

The next time we drink a beer, we will raise it to you.

CONTACT INFO

For investment opportunities, please contact:

Craig Bradley, Co-Founder

Veronica Bradley, Co-Founder





CHEERS!



THE BRAND

Approachable

Adventurous

Fun

Engaging

Genuine

Sustainable

Artisanal

Family Friendly

